                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 9)*

                       RADA ELECTRONIC INDUSTRIES LIMITED
                    ----------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, Par Value NIS .005 Per Share
                  ---------------------------------------------
                         (Title of Class of Securities)

                                    750115305
                    ----------------------------------------
                                 (CUSIP Number)

                              Robert T. Burke, Esq.
                                   MBV Law LLP
                                855 Front Street
                             San Francisco, CA 94111
                                 (415) 781-4400

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                January 15, 2002
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
- -------------------------                                    -------------------
CUSIP NO. 750115305                                           PAGE 2 OF 5 PAGES
- -------------------------                                    -------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Howard P.L. Yeung
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3
- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)                                         [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Hong Kong
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,460,738
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,460,738
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,460,738
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                       [X]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      24.6%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
- ------------------------------------------------------------------------------

SCHEDULE 13D
- -------------------------                                    -------------------
CUSIP NO. 750115305                                           PAGE 3 OF 5 PAGES
- -------------------------                                    -------------------


     This Amendment amends Item 5 of the Statement on Schedule 13D filed by Howard P.L. Yeung, an individual residing in Hong Kong ("H. Yeung"), on June 8, 1998, as amended by amendments to the Schedule 13D filed on August 11, 1999, February 1, 2001, March 28, 2001, April 23, 2001, May 21, 2001, July 17, 2001,
October 10, 2001, and December 12, 2001, relating to the Ordinary Shares, par value NIS.005 per share (the "Ordinary Shares"), of Rada Electronic Industries Limited, an Israeli corporation ("Rada"), by amending such item as set forth below.

ITEM 5:   INTEREST IN SECURITIES OF THE ISSUER
- ------    ------------------------------------

     Item 5 of the Schedule 13D is amended by adding the following to the disclosure already made under the indicated subparagraphs of Item 5:

     (a) H. Yeung owns directly 3,224,826 Ordinary Shares, representing approximately 23.3% of the outstanding Ordinary Shares. If H. Yeung were to exercise the First Stock Purchase Warrant and the 2001 Warrant previously reported, he would own 3,460,738 Ordinary Shares, representing approximately 24.6% of the outstanding Ordinary Shares. These percentages are based on 13,816,829 Ordinary Shares issued and outstanding as of November 23, 2001, according to Rada's Proxy Statement dated November 27, 2001. Any percentages in this report that assume exercise of warrants include in the total number of outstanding Ordinary Shares the number of Ordinary Shares that would be acquired by the exercise of such warrants.

     As previously reported, H. Yeung owns 50% of the issued and outstanding capital stock of Horsham Enterprises Limited, a British Virgin Islands corporation ("Horsham"). Horsham currently owns 1,553,866 Ordinary Shares, including 203,780 shares Horsham has the shared power to vote pursuant to a Shareholders' Agreement (the "Horsham-Rada Shares"). If, by virtue of his ownership interest in Horsham, H. Yeung is deemed to be the beneficial owner of the Horsham-Rada Shares, H. Yeung would be the beneficial owner of 5,014,604 Ordinary Shares (assuming full exercise of the First Stock Purchase Warrant and the 2001 Warrant). Such 5,014,604 Ordinary Shares would represent approximately 35.7% of the total number of the outstanding Ordinary Shares. The filing of this statement shall not be construed as an admission that H. Yeung is the beneficial owner of the Horsham-Rada Shares.

     (b) H. Yeung has sole voting and sole dispositive power over the Ordinary Shares acquired as described under Item 5(c) below.

SCHEDULE 13D
- -------------------------                                    -------------------
CUSIP NO. 750115305                                           PAGE 4 OF 5 PAGES
- -------------------------                                    -------------------

         (c) H. Yeung has purchased Ordinary Shares as described below. All transactions were purchases in the open market:

                     Date               Ordinary Shares           Price per Share
                    ------             -----------------         -----------------
                   11/29/01                    500                    1.72000
                                             2,660                    1.70000
                   11/30/01                    500                    1.72000
                                             1,220                    1.70000
                   12/03/01                    500                    1.71000
                   12/04/01                    500                    1.71000
                                               100                    1.70000
                                             3,500                    1.68000
                   12/05/01                    500                    1.72000
                   12/06/01                    500                    1.72000
                                             5,000                    1.70000
                   12/07/01                    500                    1.72000
                   12/10/01                    460                    1.75000
                                                40                    1.70000
                   12/11/01                    500                    1.75000
                   12/12/01                    500                    1.75000
                   12/13/01                    500                    1.75000
                   12/14/01                    500                    1.70000
                                               833                    1.67500
                   12/17/01                    500                    1.74000
                                             5,100                    1.70000
                   12/18/01                    500                    1.74000
                                             2,079                    1.70000
                   12/19/01                    500                    1.75000
                   12/20/01                    500                    1.72500
                                             2,500                    1.70000
                   12/21/01                    500                    1.72000
                                             5,400                    1.70000
                   12/24/01                    500                    1.72000
                                            10,160                    1.70000
                   12/26/01                    500                    1.72000
                                               400                    1.70000
                   12/27/01                    500                    1.72000
                                             4,700                    1.70000
                   12/28/01                    500                    1.72000
                   12/31/01                  2,420                    1.68350
                   01/02/02                 20,500                    1.70000
                   01/03/02                    500                    1.72000
                                            16,000                    1.70000
                                             4,000                    1.68000
                   01/04/02                    500                    1.73000
                                             2,500                    1.70000
                   01/07/02                    500                    1.71000
                                             1,000                    1.70000
                   01/08/02                    500                    1.71000
                                             8,500                    1.70000
                   01/09/02                    500                    1.71000
                                             4,580                    1.70000
                   01/10/02                    500                    1.71000
                                               100                    1.70000
                   01/11/02                    500                    1.71000
                                            12,500                    1.70000
                   01/14/02                    500                    1.71000
                                             2,900                    1.70000
                   01/15/02                    500                    1.71000
                                             4,700                    1.70000

SCHEDULE 13D
- -------------------------                                    -------------------
CUSIP NO. 750115305                                           PAGE 5 OF 5 PAGES
- -------------------------                                    -------------------

     (d)  Not applicable.

     (e)  Not applicable.



SIGNATURE
- ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 25, 2002

        /s/ Howard P.L. Yeung
- ------------------------------------
        Howard P.L. Yeung